SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

InSite Vision Incorporated
(Name of Subject Company)

Thea Acquisition Corp.
(Offeror)

a wholly-owned subsidiary of
Ranbaxy, Inc.
(Parent of Offeror)

Sun Pharmaceutical Industries Ltd.
(Other Party)
(Name of Filing Persons)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

15100E106
(CUSIP Number of Class of Securities)

Stephen J. Manzano
Group Vice President, General Counsel, Secretary & Corporate Compliance
Sun Pharmaceutical Industries, Inc.
3 Skyline Drive, Hawthorne, NY 10532
Telephone:  (914) 345-9001

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

David Connolly
Shearman & Sterling LLP
599 Lexington Avenue
New York, New York 10022
Telephone: (212) 848-4000

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
N/A	N/A

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

SCHEDULE TO

This Tender Offer Statement on Schedule TO is being filed by Thea Acquisition Corp., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Ranbaxy, Inc., a Delaware corporation (“Ranbaxy”), which is an indirect wholly owned subsidiary of Sun Pharmaceutical Industries Ltd., a company registered and existing in India under the Companies Act, 1956 (“Sun Pharma”) and the ultimate parent of Ranbaxy and the Purchaser, pursuant to General Instruction D to Schedule TO.

Additional Information

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities.  The tender offer for the outstanding shares of InSite Vision Incorporated’s (“InSite”) common stock described in this announcement has not commenced.  At the time the tender offer is commenced, the Purchaser will file a Schedule TO Tender Offer Statement with the Securities and Exchange Commission (the “SEC”) and InSite will file a Schedule 14D-9 Solicitation/Recommendation Statement with the SEC, in each case with respect to the offer.  The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the tender offer.  Those materials and all other documents filed by Sun Pharma, Ranbaxy or the Purchaser with the SEC will be available at no charge on the SEC’s website at www.sec.gov.

ITEM 12.	EXHIBITS

(a)(5)(A)	Press release issued by Sun Pharmaceutical Industries Ltd., dated September 15, 2015.

EXHIBIT INDEX

Exhibit No.	Exhibit
(a)(5)(A)	Press release issued by Sun Pharmaceutical Industries Ltd., dated September 15, 2015.